Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

November 25, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 12, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Radiopharm Theranostics Limited (the "Registrant") a copy of the Registrant's application on Form 20-F for the registration of the following security under Section 12(b) of the Securities Exchange Act of 1934:

Ordinary Shares, as represented by American Depositary Shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,